# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextNav Inc., CIK 0001865631
CUSIP: 65345N106
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 11911 Freedom Dr., Ste. 200, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-200494
Filed by CIK 0001264542

## Reporting persons
- Joseph D. Samberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,120,665; sole dispositive power 0; shared dispositive power 12,120,665; aggregate amount beneficially owned 12,120,665 (9.28% of the class)
  Comment: The percentage in Row 11 is based upon 130,575,453 shares of common stock of the Issuer outstanding as December 1, 2024 as reported on the Issuer's Registration Statement on Form S-3 (File No. 333-283800) (the "Form S-3") filed with the Securities and Exchange Commission (the "SEC") on December 13, 2024 and declared effective by the SEC on December 18, 2024.
- The Joseph D. Samberg Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,690,665; sole dispositive power 0; shared dispositive power 9,690,665; aggregate amount beneficially owned 9,690,665 (7.42% of the class)
  Comment: The percentage in Row 11 is based upon 130,575,453 shares of common stock of the Issuer outstanding as December 1, 2024 as reported on the Form S-3 filed with the SEC on December 13, 2024 and declared effective by the SEC on December 18, 2024.

## Item 1. Issuer
Name of issuer: NextNav Inc.
Address of issuer's principal executive offices: 11911 Freedom Drive, Ste 200, Reston, VA, 20190

## Item 2. Person Filing
Name of person filing: The names of the persons filing this report (each a "Reporting Person", collectively, the "Reporting Persons") are (1) Joseph D. Samberg ("Mr. Samberg"); and (2) The Joseph D. Samberg Revocable Trust (the "Revocable Trust").
Address of principal business office or, if none, residence: 1091 Boston Post Road, Rye, New York 10580
Citizenship: See Row 4 of cover page for each Reporting Person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.

Mr. Samberg does not directly hold any shares of Common Stock. The Revocable Trust, of which Mr. Samberg serves as trustee, directly holds 9,690,665 shares of Common Stock, and entities that could be deemed to be controlled by Mr. Samberg (the "Entities") directly hold 2,430,000 shares of Common Stock. Mr. Samberg may be deemed to beneficially own the securities directly held by the Revocable Trust and the Entities.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Percent of class:
See Row 11 of cover page for each Reporting Person.

The ownership percentages reported are based upon 130,575,453 shares of common stock of the Issuer outstanding as December 1, 2024 as reported on the Form S-3 filed with the SEC on December 13, 2024 and declared effective by the SEC on December 18, 2024.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joseph D. Samberg: /s/ Joseph D. Samberg, Joseph D. Samberg (02/13/2025)
- The Joseph D. Samberg Revocable Trust: /s/ Joseph D. Samberg, Joseph D. Samberg/Trustee (02/13/2025)